



06008485

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

*AB 4/27*

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8- *66-902*

FEB 2 *2006*

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____ AND ENDING *12/31/05*

MM/DD/YY                         MM/DD/YY

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## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *American Realty Capital Markets LLC*

| | OFFICIAL USE ONLY |
| --- | --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

*10 800 Midlothian Tpk Suite 239*

(No. and Street)

*Richmond*          *Va*          *23235*

(City)                (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

*William P. Carter*          *804-897-9399*

(Area Code – Telephone Number)

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## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

*BDO Seidman          Suite 520*

(Name – if individual, state last, first, middle name)

*300 Arboretum Place          Richmond, Va. 23236*

PROCESSED

(Address)          (City)          (State)          (Zip Code)

CHECK ONE:

MAY 18 2006

THOMSON
FINANCIAL

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY | 02 |
| --- | --- |

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _William P Carter_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _American Realty Capital Market, LLC_, as of _1/31_ , 20_05_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_President_
Title

_Kelly P Baller Com. exp. 03/31/07_
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

# American Realty Capital Markets, LLC

**Audited Financial Statements**
(with supplemental material)
Year Ended December 31, 2005



**BDO Seidman, LLP**
Accountants and Consultants

# American Realty Capital Markets, LLC

## Contents



**BDO Seidman, LLP**
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

# Independent Auditors' Report

Board of Directors
American Realty Capital Markets, LLC

We have audited the accompanying statement of financial condition of American Realty Capital Markets, LLC as of December 31, 2005, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Realty Capital Markets, LLC, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*BDO Seidman, LLP*

February 24, 2006

3

# American Realty Capital Markets, LLC

## Statement of Financial Condition
### December 31, 2005

## Assets

| | |
|---|---:|
| Cash and cash equivalents | $54,448 |
| Prepaid and other | 18,000 |
| **Total assets** | **$72,448** |

## Liabilities and Member's Capital

| | |
|---|---:|
| **Liabilities** | |
| Accrued expenses | $20,804 |
| **Member's capital** | 51,644 |
| Total liabilities and member's capital | $72,448 |

*See accompanying notes to financial statements.*

# American Realty Capital Markets, LLC

## Statement of Operations and Member's Capital
### Year Ended December 31, 2005

| | |
|---|---:|
| **Revenues** | $ — |
| **Expenses** | |
| Professional fees | 67,079 |
| Occupancy | 7,854 |
| Miscellaneous | 13,305 |
| Total expenses | 88,238 |
| **Net loss** | (88,238) |
| Capital contributions from member | 139,882 |
| **Member's capital**, end of period | $ 51,644 |

*See accompanying notes to financial statements.*

# American Realty Capital Markets, LLC

## Statement of Cash Flows
## Year Ended December 31, 2005

| | |
|---|---:|
| **Operating activities** | |
| Net loss | $(88,238) |
| Adjustments | |
|    Change in operating assets and liabilities, net | 2,804 |
| **Net cash absorbed by operating activities** | (85,434) |
| **Financing activities** | |
| Capital contributions | 139,882 |
| Net cash provided by financing activities | 139,882 |
| **Net increase in cash and cash equivalents** | 54,448 |
| **Cash and cash equivalents, beginning of period** | – |
| **Cash and cash equivalents, end of period** | $ 54,448 |

*See accompanying notes to financial statements.*

1. **Organization and Significant Accounting Policies**

   Organization and Operations

   American Realty Capital Markets, LLC (the Company) is a Virginia limited liability company and wholly owned by CKC Investments Corporation. The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934 and with the National Association of Securities Dealers.

   The Company's primary business will be to serve as a managing placement agent for private placement of investments in real estate opportunities throughout the United States to accredited investors.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

   Commissions

   Commissions are recognized as income on an accrual basis when the commissions are earned by the Company.

   Income Taxes

   The Company has elected for income tax purposes to be treated as a Partnership and, consequently, the members will report their proportional share of the income or loss of the Company on their income tax return.

2. **Net Capital Requirements**

   Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital of $33,644 and aggregate indebtedness of $20,804.

3. **Related Party Matters and Commitments**

   The Company incurred professional fees of approximately $67,000 for services provided by an affiliate of a member. The Company leases office space from an affiliate of a member and incurred approximately $8,000 of related lease expense. The lease requires minimum monthly payments of approximately $1,200 and is cancelable upon sixty days notice.

# Independent Auditors' Supplementary Report on Internal Control

Board of Directors
American Realty Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental information of American Realty Capital Markets, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*BDO Seidman, LLP*

February 24, 2006

# American Realty Capital Markets, LLC

## Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

## December 31, 2005

| | |
|---|---:|
| **Aggregate indebtedness** | $ 20,804 |
| **Member's capital** | $ 51,644 |
| Less: | |
|    Non-allowable assets | 18,000 |
| Net capital | $ 33,644 |
| **Capital requirements** | |
|    Minimum net capital requirement (greater of $5,000 or 6⅔% | |
|      aggregate indebtedness to net capital) | $ 5,000 |
|    Net capital in excess of requirements | 28,644 |
| Net capital as above | $ 33,644 |
| Ratio of aggregate indebtedness to net capital | .62 to 1 |